================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                            ICG Communications, Inc.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    449246107

                                 (CUSIP Number)

                                 Thomas O. Hicks
                   c/o Hicks, Muse, Tate & Furst Incorporated
                               200 Crescent Court
                                   Suite 1600
                               Dallas, Texas 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                   Copies to:

                                  Eric S. Shube
                             Vinson & Elkins, L.L.P.
                                666 Fifth Avenue
                            New York, New York 10103
                                 (917) 206-8005

                                  June 6, 2001

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

================================================================================

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                    N/A
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                     United States
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM4 ICG Qualified Fund, LLC
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HMTF Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM4 ICG Private Fund, LLC
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC  use  only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HMTF Private Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM4/GP (1999) Partners, L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM 4-EQ ICG Coinvestors, LLC
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM 4-EQ (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM 4-SBS ICG Coinvestors, LLC
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                 0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM 4-SBS (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               Hicks, Muse GP (1999) Partners IV, L.P.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                             Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1          Name of Reporting Person
           I.R.S. Identification No. of above person (entities only)

               Hicks, Muse (1999) Fund IV, LLC
--------------------------------------------------------------------------------
2          Check the appropriate box if a member of a group              (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3          SEC use only
--------------------------------------------------------------------------------
4          Source of Funds                                                    OO
--------------------------------------------------------------------------------
5          Check if Disclosure of Legal Proceedings is Required Pursuant to
           Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6           Citizenship or Place of Organization                           Texas
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM PG-IV ICG, LLC
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group               (a) [ ]
                                                                         (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                 [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                          Delaware
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 449246107
--------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               Hicks, Muse PG-IV (1999), C.V.
--------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group              (a) [ ]
                                                                        (b) [x]
--------------------------------------------------------------------------------
3         SEC use only
--------------------------------------------------------------------------------
4         Source of Funds                                                     OO
--------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6         Citizenship or Place of Organization                       Netherlands
--------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  --------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           --------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             --------------------------------------------------------
Power                   10       Shared Dispositive                           0
--------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
--------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]
--------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                  0%
--------------------------------------------------------------------------------
14        Type of Reporting Person                                            IN
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 449246107
-------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM Equity Fund IV/GP Partners (1999), C.V.
-------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group              (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3         SEC use only
-------------------------------------------------------------------------------
4         Source of Funds                                                    OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization                      Netherlands
-------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  -------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           -------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             -------------------------------------------------------
Power                   10       Shared Dispositive                           0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
-------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                 0%
-------------------------------------------------------------------------------
14        Type of Reporting Person                                           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 449246107
-------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM GP Partners IV Cayman, L.P.
-------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group              (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3         SEC  use  only
-------------------------------------------------------------------------------
4         Source of Funds                                                    OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization                   Cayman Islands
-------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  -------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           -------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             -------------------------------------------------------
Power                   10       Shared Dispositive                           0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
-------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                 0%
-------------------------------------------------------------------------------
14        Type of Reporting Person                                           IN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 449246107
-------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM Fund IV Cayman LLC
-------------------------------------------------------------------------------
2          Check the appropriate box if a member of a group             (a) [ ]
                                                                        (b) [x]
-------------------------------------------------------------------------------
3         SEC  use  only
-------------------------------------------------------------------------------
4         Source of Funds                                                    OO
-------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                                [ ]
-------------------------------------------------------------------------------
6         Citizenship or Place of Organization                   Cayman Islands
-------------------------------------------------------------------------------
Number of               7        Sole Voting Power                            0
Shares                  -------------------------------------------------------
Beneficially            8        Shared Voting Power                          0
Owned by Each           -------------------------------------------------------
Reporting               9        Sole Dispositive Power                       0
Person With             -------------------------------------------------------
Power                   10       Shared Dispositive                           0
-------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person        0
-------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
-------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                 0%
-------------------------------------------------------------------------------
14        Type of Reporting Person                                           IN
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HMTF Bridge ICG, LLC
------------------------------------------------------------------------------
2          Check the appropriate box if a member of a group            (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
3         SEC  use  only
------------------------------------------------------------------------------
4         Source of Funds                                                   OO
------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               [ ]
------------------------------------------------------------------------------
6         Citizenship or Place of Organization                        Delaware
------------------------------------------------------------------------------
Number of               7        Sole Voting Power                           0
Shares                  ------------------------------------------------------
Beneficially            8        Shared Voting Power                         0
Owned by Each           ------------------------------------------------------
Reporting               9        Sole Dispositive Power                      0
Person With             ------------------------------------------------------
Power                   10       Shared Dispositive                          0
------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person       0
------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                0%
------------------------------------------------------------------------------
14        Type of Reporting Person                                         IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HMTF Bridge Partners, L.P.
------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group             (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
3         SEC  use  only
------------------------------------------------------------------------------
4         Source of Funds                                                   OO
------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               [ ]
------------------------------------------------------------------------------
6         Citizenship or Place of Organization                        Delaware
------------------------------------------------------------------------------
Number of               7        Sole Voting Power                           0
Shares                  ------------------------------------------------------
Beneficially            8        Shared Voting Power                         0
Owned by Each           ------------------------------------------------------
Reporting               9        Sole Dispositive Power                      0
Person With             ------------------------------------------------------
Power                   10       Shared Dispositive                          0
------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person       0
------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                0%
------------------------------------------------------------------------------
14        Type of Reporting Person                                          IN
------------------------------------------------------------------------------

------------------------------------------------------------------------------
CUSIP No. 449246107
------------------------------------------------------------------------------
1         Name of Reporting Person
          I.R.S. Identification No. of above person (entities only)

               HM Bridge Partners, LLC

------------------------------------------------------------------------------
2         Check the appropriate box if a member of a group             (a) [ ]
                                                                       (b) [x]
------------------------------------------------------------------------------
3         SEC  use  only
------------------------------------------------------------------------------
4         Source of Funds                                                   OO
------------------------------------------------------------------------------
5         Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                               [ ]
------------------------------------------------------------------------------
6         Citizenship or Place of Organization                           Texas
------------------------------------------------------------------------------
Number of               7        Sole Voting Power                           0
Shares                  ------------------------------------------------------
Beneficially            8        Shared Voting Power                         0
Owned by Each           ------------------------------------------------------
Reporting               9        Sole Dispositive Power                      0
Person With             ------------------------------------------------------
Power                   10       Shared Dispositive                          0
------------------------------------------------------------------------------
11        Aggregate Amount Beneficially Owned by each Reporting Person       0
------------------------------------------------------------------------------
12        Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
------------------------------------------------------------------------------
13        Percent of Class Represented by Amount in Row (11)                0%
------------------------------------------------------------------------------
14        Type of Reporting Person                                         IN
------------------------------------------------------------------------------

                                  SCHEDULE 13D

       This Statement constitutes Amendment No. 4 to the Schedule 13D originally filed with the Securities and Exchange Commission ("SEC") on April 20, 2000 as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 filed with the SEC on July 25, 2000, August 8, 2000 and May 24, 2001, respectively (such Schedule, as so amended and restated, being the "Schedule 13D"). The Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") of ICG Communications, Inc., a Delaware corporation (the "Issuer"). In accordance with Rule 12b-15 under the Securities Exchange Act of 1934, this Amendment No. 4 sets forth the complete text of Items 4, 5, 6 and 7 of the Schedule 13D. The item numbers and responses thereto below are in accordance with the requirements of Schedule 13D.

       Capitalized terms used herein and not defined have the meaning set forth in the Schedule 13D.


Item 4. Purpose of the Transaction.

       Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

       On April 10, 2000, Bridge LLC, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC acquired an interest in the Issuer for investment purposes. The Reporting Persons intended to continuously review their position in the Issuer and, depending on future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, were prepared to consider increasing or disposing of all or a portion of their holdings.

       On July 21, 2000, as a result of an internal reorganization, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

Name of entity                  Number of shares            Number of
                                of Preferred Stock          Warrants
                                purchased                   purchased
------------------------------------------------------------------------------
Qualified LLC                       10,464                 1,395,254
Private LLC                             74                     9,885
4-EQ LLC                               154                    20,502
4-SBS LLC                              251                    33,412
PG-IV LLC                              557                    74,281
------------------------------------------------------------------------------

       The purchase price for the shares of Preferred Stock and Warrants sold by Bridge LLC was equal to the original purchase price paid therefor by Bridge LLC together with an allocable portion of the interest and other expenses incurred by Bridge LLC under the Credit Agreement referred to in Item 3 and together with an amount in respect of accrued dividends.

       Since July 21, 2000, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC have continuously reviewed their position in the Issuer and recently decided, based on the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions, stock market conditions and the identification of a prospective purchaser, to dispose of all of their holdings in the Issuer.

       On May 2, 2001, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC executed a Stock Exchange Agreement ("Stock Exchange Agreement") with IDT Investments, Inc. ("IDT Investments"), among others. The Stock Exchange Agreement provided for Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC to sell an aggregate of 23,000 shares of Preferred Stock and an aggregate of 3,066,667 Warrants to IDT Investments in exchange for an aggregate of 8,188 shares of convertible preferred stock, par value $0.01 per share, of IDT Investments. The exchange of shares of Preferred Stock and Warrants for shares of convertible preferred stock of IDT Investments as contemplated by the Stock Exchange Agreement occurred on June 6, 2001.

       Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

       Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

       (a) Not applicable.

       (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

       (c) Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of Common Stock during the past 60 days.

       (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

       (e) Bridge LLC, Bridge Partners L.P. and Bridge Partners LLC ceased to beneficially own more than five percent of the Common Stock on July 21, 2000. All other Reporting Persons ceased to beneficially own more than five percent of the Common Stock on June 6, 2001.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

       Securities Purchase Agreement

       Pursuant to the Preferred Stock and Warrant Purchase Agreement (as amended by the Amendment Agreement referred to below, the "Securities Purchase Agreement"), dated as of February 27, 2000 between the Issuer, Liberty Media Corporation, Gleacher/ICG Investors, LLC and Bridge LLC, the Issuer agreed, inter alia, to sell to Bridge LLC, and Bridge LLC agreed to purchase from the Issuer, 230,000 shares of Preferred Stock and 3,066,667 Warrants for a purchase price of $230,000,000. Prior to the issuance of the shares of Preferred Stock and Warrants at the Closing (as defined below), pursuant to an Assignment of Rights Under Preferred Stock and Warrant Purchase Agreement dated February 16, 2000 (the "Assignment Agreement"), Bridge LLC assigned 50% of its rights, titles, interests and obligations in, to and under the Securities Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees").

       The number of shares of Preferred Stock to be sold to Bridge LLC and the Assignees was reduced to 23,000 and the Liquidation Preference of each share was increased from $1,000 to $10,000 (with no change to the aggregate purchase price) by way of an Amendment, Consent and Waiver dated April 10, 2000 ("Amendment Agreement"). The number of shares to be sold to the other purchasers under the Securities Purchase Agreement was also correspondingly reduced. Pursuant to the Amendment Agreement, the parties also agreed to redesignate the Preferred Stock such that Liberty Media Corporation would be issued Series A-1 Preferred Stock, Bridge LLC and the Assignees would be issued Series A-2 Preferred Stock and Gleacher/ICG Investors, LLC would be issued Series A-3 Preferred Stock. Unless the context otherwise requires, references herein to the "Preferred Stock" shall mean, collectively, the Series A-1 Preferred Stock, Series A-2 Preferred Stock and Series A-3 Preferred Stock.

       On April 10, 2000 at the closing held pursuant to the Securities Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock and the number of Warrants set forth opposite such person's name below in exchange for the purchase price set forth opposite such person's name below.

Name of entity            Number of shares        Number of         Purchase
                          of Preferred Stock      Warrants          Price
                          purchased               purchased
------------------------------------------------------------------------------
Qualified LLC                  10,464              1,395,253      $104,644,000
Private LLC                        74                  9,885          $741,000
4-EQ LLC                          154                 20,502        $1,538,000
4-SBS LLC                         251                 33,412        $2,506,000
PG-IV LLC                         557                 74,281        $5,571,000
Bridge LLC                     11,500              1,533,334      $115,000,000

       The foregoing description of the Securities Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed as Exhibit
10.1 to the Schedule 13D and is incorporated herein by reference and the Amendment, Consent and Waiver, a copy of which is filed as Exhibit 10.2 to the
Schedule 13D and is incorporated herein by reference.

         On July 21, 2000, Bridge LLC sold its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, and such entities purchased such securities, as set forth below:

Name of entity            Number of shares        Number of
                          of Preferred Stock      Warrants
                          purchased               purchased
------------------------------------------------------------------------------
Qualified LLC                  10,464             1,395,254
Private LLC                        74                 9,885
4-EQ LLC                          154                20,502
4-SBS LLC                         251                33,412
PG-IV LLC                         557                74,281

       On July 21, 2000, Bridge LLC repaid the borrowing under the Demand Notes referred to in Item 3 with the proceeds from the sale of its shares of Preferred Stock and Warrants to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, as set forth above.

       Registration Rights Agreement

       At Closing, the Issuer and the holders of Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, provided that each such demand registration must be in respect of Registrable Securities (as defined below) with a fair market value of at least $50,000,000 and provided that certain other restrictions are met. The HMTF Holders may make one additional demand for registration upon exercise of all or a portion of the Warrants held by them. The Registration Rights Agreement also grants demand registration rights to holders of Registrable Securities affiliated with Liberty Media Corporation. In addition, the purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act") as well as rights to request a shelf registration of portions of the Registrable Securities.

       "Registrable Securities" means (a) the shares of Common Stock issued or issuable upon conversion of the Preferred Stock or upon exercise of the Warrants, plus any additional shares of Common Stock or Warrants issued in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (b) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

       The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as
Exhibit 10.3 to the Schedule 13D and is incorporated herein by reference.

       Certificate of Designation

       As contemplated by the Securities Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock, and Qualifications, Limitations and Restrictions Thereof (the "Certificate of Designation") to create three series of Preferred Stock. Except in relation to director appointment rights, the powers, preferences and relative, participating, optional and other special rights of each series of Preferred Stock are identical.

       Under the Certificate of Designation, the shares of Preferred Stock will, with respect to dividend rights and rights on liquidation, winding-up and dissolution, rank (i) senior to all shares of Common Stock and to each other class of capital stock or preferred stock of the Issuer (other than Preferred Stock Mandatorily Redeemable 2009 of the Issuer), the terms of which do not expressly provide that it ranks senior to or on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution of the Issuer; (ii) on a parity with the Preferred Stock Mandatorily Redeemable 2009 of the Issuer and with each other class of capital stock or series of preferred stock of the Issuer issued by Issuer, the terms of which expressly provide that such class or series will rank on a parity with the shares of the Preferred Stock as to dividend rights and rights on liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation; and (iii) junior to each class of capital stock or series of preferred stock of the Issuer issued by the Issuer, the terms of which expressly provide that such class or series will rank senior to the shares of Preferred Stock as to dividend rights and rights upon liquidation, winding-up and dissolution, if the Issuer, in issuing the shares, complies with applicable provisions in the Certificate of Designation.

       The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock, out of funds legally available for the payment of dividends, dividends at a rate per annum of 8% of the then-effective Liquidation Preference (as defined below). Such dividends shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. On each Dividend Payment Date, commencing on the June 30, 2000 Dividend Payment Date, to and including the June 30, 2005 Dividend Payment Date, accrued dividends on a share of Preferred Stock for the preceding Dividend Period shall be added cumulatively to and thereafter remain a part of the Liquidation Preference of such share. Thereafter, accrued dividends shall be payable quarterly on each Dividend Payment Date, commencing on September 30, 2005, to the holders of record of Preferred Stock as of the close of business on the applicable Dividend Record Date. Accrued Dividends that are not paid in full in cash on any Dividend Payment Date (whether or not declared and whether or not there are sufficient funds legally available for the payment thereof) shall be added cumulatively to the Liquidation Preference on the applicable Dividend Payment Date and thereafter remain a part thereof.

       The holders of shares of Preferred Stock will have the right, generally, at any time, to convert any or all their shares of Preferred Stock into a number of fully paid and nonassessable shares of Common Stock equal to the then effective Liquidation Preference thereof plus accrued and unpaid dividends to the date of conversion divided by the Conversion Price in effect at the time of conversion. The initial Conversion Price is $28.00 per share.

       The shares of Preferred Stock may be redeemed at any time commencing on or after June 30, 2000, in whole or from time to time in part, at the election of the Issuer, at a redemption price payable in cash equal to 100% of the then effective Liquidation Preference (after giving effect to the Special Dividend (as defined in the Certificate of Designation) if applicable) plus accrued and unpaid dividends from the last Dividend Payment Date to the date fixed for redemption. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on June 30, 2015, at a redemption price per share in cash equal to the then effective Liquidation Preference (after giving effect to the Special Dividend, if applicable), plus accrued and unpaid dividends thereon from the last Dividend Payment Date to the date of mandatory redemption.

       If a "Change of Control" (as defined in the Certificate of Designation) occurs prior to June 30, 2005, an amount equal to the Special Dividend is to be added to the Liquidation Preference of each share of Preferred Stock. The Special Dividend, for each share of Preferred Stock, is the difference between
(i) $14,859.47 (as that number may be adjusted for stock splits, stock dividends or similar events) and (ii) the amount of the actual Liquidation Preference of such share immediately prior to the Change of Control.

       Upon occurrence of a Change of Control, the Issuer has the right, but not the obligation, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer does not offer to repurchase all the shares of Preferred Stock in accordance with the Certificate of Designation, the dividend rate on the Preferred Stock will increase to 16%. If the dividend rate is so increased, the Issuer will have the right (but not the obligation) (i) at any time prior to June 30, 2005 to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 101% of all dividends accrued and unpaid thereon to the date fixed for the repurchase and (ii) at any time after June 30, 2005, to offer to repurchase all the shares of Preferred Stock at a purchase price per share in cash equal to 100% of the Liquidation Preference of each share of Preferred Stock repurchased (after giving effect to the Special Dividend, if applicable), plus an amount equal to 100% of all dividends accrued and unpaid thereon to the date fixed for the repurchase. If the Issuer makes such an offer, the dividend rate on the Preferred Stock will be thereafter reduced to 8%.

       The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of between 51% and 75% the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions.

       "Liquidation Preference" means an amount equal to $10,000 per share of Preferred Stock plus accrued and unpaid dividends, subject to change in accordance with the provisions of the Certificate of Designation.

       The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designation, a copy of which is filed as Exhibit 10.4 to the Schedule 13D and is incorporated herein by reference.

       Common Stock Warrant Certificate

       As contemplated by the Securities Purchase Agreement, at the Closing the Issuer issued the Warrants. The Warrants entitle the HMTF Holders or their permitted assigns to purchase from the Issuer fully paid and nonassessable shares of Common Stock at an exercise price of $34.00 per share, as adjusted from time to time pursuant to the terms of the Warrant Certificate. The Warrants are void after April 10, 2005. Warrants were also issued to the other purchasers.

       The foregoing description of the Warrants is not, and does not purport to be, complete and is qualified in its entirety by reference to the form of Common Stock Warrant, a copy of which is filed as Exhibit 10.5 to the Schedule 13D and is incorporated herein by reference.

       Sale of Shares of Preferred Stock and Warrants

       On June 6, 2001, pursuant to the Stock Exchange Agreement, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC sold an aggregate of 23,000 shares of Preferred Stock and an aggregate of 3,066,667 Warrants to IDT Investments in exchange for an aggregate of 8,188 shares of convertible preferred stock, par value $0.01 per share, of IDT Investments.

       The Stock Exchange Agreement provided for the transfer to IDT Investments of all rights, powers and privileges that each of Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC enjoyed with respect to the Preferred Stock and Warrants, including those entities' rights under the Registration Rights Agreement. Those rights, powers and privileges were transferred pursuant to an Assignment of Rights dated June 6, 2001 between Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and IDT Investments ("Assignment of Rights") and an Assignment of Stock Rights dated June 6, 2001 by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC ("Assignment of Stock Rights").

       The foregoing description of the Stock Exchange Agreement, Assignment of Rights and Assignment of Stock Rights are not, and do not purport to be, complete and are qualified in their entirety by reference to the Stock Exchange Agreement, Assignment of Rights and Assignment of Stock Rights, copies of which is filed as Exhibits 10.9, 10.10 and 10.11 to the Schedule 13D, and are incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

       Item 7 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

Exhibit 10.1:     Securities Purchase Agreement, dated as of February 27,
                  2000, between the Issuer, Liberty Media Corporation, Gleacher/ICG Investors LLC and Bridge LLC relating to the purchase and sale of 8% Cumulative Convertible Preferred Stock and Warrants of ICG Communications, Inc.*

Exhibit 10.2 Amendment, Waiver and Consent dated as of April 10, 2000, between the Issuer, Liberty Media Corporation, Gleacher/ICG Investors, LLC and Bridge LLC, Qualified LLC, Private LLC, PG-IV LLC, 4-SBS LLC and 4-EQ LLC.*

Exhibit 10.3:     Registration Rights Agreement, dated as of April 7,
                  2000, between the Issuer, Liberty Media Corporation, Gleacher/ICG Investors, LLC and Bridge LLC, Qualified LLC, Private LLC, PG-IV LLC, 4-SBS LLC and 4-EQ LLC.*

Exhibit 10.4: Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the 8% Series A-1 Convertible Preferred Stock, 8% Series A-2 Convertible Preferred Stock and 8% Series A-3 Convertible Preferred Stock and Qualifications, Limitations and Restrictions Thereof.*

Exhibit 10.5:     Form of Common Stock Warrant dated as of April 10, 2000.*

Exhibit 10.6: Credit Agreement, dated December 28, 1999, by and among HMTF Bridge Partners, L.P., and HM/Europe Coinvestors, C.V. as Initial Borrowers, the Lenders named therein, the Issuing Bank, The Chase Manhattan Bank, as Administrative Agent, and Bank of America, N.A., as Syndication Agent.*

Exhibit 10.7: Demand Notes issued by Bridge LLC to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

Exhibit 10.8: Assignment of Securities by Bridge LLC to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

Exhibit 10.9: Stock Exchange Agreement dated May 2, 2001 between IDT Investments, IDT Corporation, IDT America, Corp., IDT Ventures Inc., Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC, among others.*

Exhibit 10.10:    Assignment of Rights dated June 6, 2001 between
                  Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and IDT Investments.

Exhibit 10.11:    Assignment of Stock Rights dated June 6, 2001 by
                  Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.*

-------------------------------------------------------------------------------

*        Previously filed.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                             By:    /s/ David W. Knickel*
                                            -----------------------------------
                                           Name:  Thomas O. Hicks

                                            * By:  David W. Knickel
                                                   Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                               HM4 ICG QUALIFIED FUND, LLC


                                            By:    /s/ David W. Knickel
                                               --------------------------------
                                            Name:  David W. Knickel
                                            Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                               HMTF EQUITY FUND IV (1999), L.P.


                                            By: HM4/GP (1999) Partners, L.P.,
                                                its General Partner

                                            By: Hicks, Muse GP (1999) Partners
                                                IV, L.P., its General Partner

                                            By: Hicks, Muse (1999) Fund IV, LLC,
                                                its General Partner


                                            By: /s/ David W. Knickel
                                               --------------------------------
                                               Name: David W. Knickel
                                               Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                                  HM4 ICG PRIVATE FUND, LLC


                                               By: /s/ David W. Knickel
                                                  -----------------------------
                                               Name: David W. Knickel
                                               Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                      By:  HM4/GP (1999) Partners, L.P.,
                                           its General Partner

                                      By:  Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                      By:  Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                      By:  /s/ David W. Knickel
                                         --------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HM4/GP (1999) PARTNERS, L.P.

                                      By:  Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                      By:  Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                      By:    /s/ David W. Knickel
                                         --------------------------------------
                                      Name:  David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HM 4-EQ ICG COINVESTORS, LLC

                                      By:    /s/ David W. Knickel
                                         --------------------------------------
                                      Name:  David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HM 4-EQ (1999) COINVESTORS, L.P.

                                      By:   Hicks, Muse GP (1999) Partners
                                            IV, L.P., its General Partner

                                      By:   Hicks, Muse (1999) Fund IV, LLC,
                                            its General Partner


                                      By:   /s/ David W. Knickel
                                         --------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HM 4-SBS ICG COINVESTORS, LLC

                                      By:    /s/ David W. Knickel
                                         --------------------------------------
                                      Name:  David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HM 4-SBS (1999) COINVESTORS, L.P.

                                      By:  Hicks, Muse GP (1999) Partners
                                           IV, L.P., its General Partner

                                      By:  Hicks, Muse (1999) Fund IV, LLC,
                                           its General Partner


                                      By:   /s/ David W. Knickel
                                         --------------------------------------
                                      Name: David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                         HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                      By:    Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                      By:    /s/ David W. Knickel
                                         --------------------------------------
                                      Name:  David W. Knickel
                                      Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                                HICKS, MUSE (1999) FUND IV, LLC


                                             By:    /s/ David W. Knickel
                                                -------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                                HM PG-IV ICG, LLC


                                             By:    /s/ David W. Knickel
                                                -------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                           HICKS, MUSE PG-IV (1999), C.V.

                                        By:  HM Equity Fund IV/GP Partners
                                             (1999), C.V., its General Partner

                                        By:  HM GP Partners IV Cayman, L.P.,
                                             its General Partner

                                        By:  HM Fund IV Cayman LLC,
                                             its General Partner


                                        By:  /s/ David W. Knickel
                                           ------------------------------------
                                        Name:  David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                     HM EQUITY FUND IV/GP PARTNERS (1999), C.V.

                                  By:   HM GP Partners IV Cayman, L.P.,
                                        its General Partner

                                  By:   HM Fund IV Cayman LLC,
                                        its General Partner


                                  By:    /s/ David W. Knickel
                                     ------------------------------------------
                                  Name:  David W. Knickel
                                  Title: Vice President




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                          HM GP PARTNERS IV CAYMAN, L.P.

                                       By:    HM Fund IV Cayman LLC,
                                              its General Partner


                                       By:    /s/ David W. Knickel
                                          -------------------------------------
                                       Name:  David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                            HM FUND IV CAYMAN LLC


                                         By:    /s/ David W. Knickel
                                            -----------------------------------
                                         Name:  David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                            HMTF BRIDGE ICG, LLC


                                         By:    /s/ David W. Knickel
                                            -----------------------------------
                                         Name:  David W. Knickel
                                         Title: Vice President

         SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                            HMTF BRIDGE PARTNERS, L.P.

                                         By:  HMTF Bridge Partners, LLC,
                                              its General Partner


                                         By:    /s/ David W. Knickel
                                            -----------------------------------
                                         Name:  David W. Knickel
                                         Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


June 20, 2001                             HMTF BRIDGE PARTNERS, LLC


                                          By:    /s/ David W. Knickel
                                             ----------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President

                                 EXHIBIT INDEX


EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
10.1:             Securities Purchase Agreement, dated as of February 27,
                  2000, between the Issuer, Liberty Media Corporation,
                  Gleacher/ICG Investors LLC and Bridge LLC relating to the
                  purchase and sale of 8% Cumulative Convertible Preferred Stock and Warrants of ICG Communications, Inc.*

10.2 Amendment, Waiver and Consent dated as of April 10, 2000, between the Issuer, Liberty Media Corporation, Gleacher/ICG
                  Investors, LLC and Bridge LLC, Qualified LLC, Private LLC,
                  PG-IV LLC, 4-SBS LLC and 4-EQ LLC.*

10.3:             Registration Rights Agreement, dated as of April 7,
                  2000, between the Issuer, Liberty Media Corporation,
                  Gleacher/ICG Investors, LLC and Bridge LLC, Qualified LLC,
                  Private LLC, PG-IV LLC, 4-SBS LLC and 4-EQ LLC.*

10.4: Certificate of Designation of the Powers, Preferences and Relative, Participating, Optional and Other Special Rights of the 8% Series A-1 Convertible Preferred Stock, 8% Series
                  A-2 Convertible Preferred Stock and 8% Series A-3 Convertible
                  Preferred Stock and Qualifications, Limitations and
                  Restrictions Thereof.*

10.5:             Form of Common Stock Warrant dated as of April 10, 2000.*

10.6:             Credit Agreement, dated December 28, 1999, by and among HMTF
                  Bridge Partners, L.P., and HM/Europe Coinvestors, C.V. as
                  Initial Borrowers, the Lenders named therein, the Issuing
                  Bank, The Chase Manhattan Bank, as Administrative Agent, and
                  Bank of America, N.A., as Syndication Agent.*

10.7:             Demand Notes issued by Bridge LLC to Qualified LLC, Private
                  LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

10.8:             Assignment of Securities by Bridge LLC to Qualified LLC,
                  Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.*

10.9:             Stock Exchange Agreement dated May 2, 2001 between IDT
                  Investments, IDT Corporation, IDT America, Corp., IDT Ventures
                  Inc., Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and
                  PG-IV LLC, among others.*

10.10:            Assignment of Rights dated June 6, 2001 between Qualified LLC,
                  Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and IDT
                  Investments.

10.11:            Assignment of Stock Rights dated June 6, 2001 by Qualified
                  LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC.

99.1:             Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.*

--------------------------------------------------------------------------------

*  Previously filed.